Filed Pursuant To Rule 433

Registration No. 333-275079

March 11, 2024

WSET (TV): Bitcoin ETF with John Hoffman

EMILY ROBINSON: Spot Bitcoin ETFs ever heard of them? Well, they're making the news these days. Especially since some have been approved to be traded on the major stock exchanges. So what does this mean for investors and the crypto landscape? Well to tell us more, we're joined by John Hoffman with Grayscale and thanks so much for joining us today. So I know that ETFs and all this jargon can be very confusing to folks, so tell us a little bit more about this.

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Yeah, Emily, thanks for having me um you're right that the crypto jargon and the financial jargon can be very confusing. There's a lot of new words here, so I'll break that down for you for a bit into 3 parts. So, spot Bitcoin ETFs. The first part is spot. That's really referencing the current market price that's what spot is. Bitcoin is the world's largest cryptocurrency with over $1 trillion in assets. And then the 3rd was ETFs. ETF stands for exchange traded fund so these are pooled investment vehicles that trade on an exchange. That's the "E" part of the ETF throughout the trading day. And so when we put those 3 things together, spot Bitcoin ETFs, they came to market about a month and a half ago here in the US, making it simpler, easier to invest in Bitcoin directly through your brokerage account.

ROBINSON: So then let's talk about what are the benefits of investing in Bitcoin.

HOFFMAN: So investors are thinking about investing in Bitcoin for a couple of reasons. The 1st is around performance, so over the past decade, the past 10 years Bitcoin has been the best performing asset in the world. So investors are looking at this as a potential performance story. The 2nd is really around diversification, which is again is another fancy word for for the idea that Bitcoin moves and behaves differently than stocks, bonds, commodities, real estate again, historically, it has added diversification to portfolios as well. And those are the 2 main reasons that investors are thinking about Bitcoin ETFs and things like GBTC, the Grayscale Bitcoin ETF.

ROBINSON: So they're not tied to any government right, so how does that make it a good thing for your portfolio?

HOFFMAN: So Bitcoin is a decentralized cryptocurrency which means that there's no central entity, there's no individual owner, there's no CEO. It is a technology, it's a piece of software, that was released in January of 2009. And it's been operating continuously since 2009. The network has been getting bigger and bigger, stronger and stronger. It's a global technology and so investors think about this, this technology um in this digital world as either a digital gold, a digital store of value, a digital currency. So, there's a number of ways to think about cryptocurrency and Bitcoin specifically. And we see all of those different use cases in terms of why people are attracted to this. Scarcity is the last topic. There's only 21 million Bitcoin that will ever exist so there's an element of scarcity which gets into that topic around a store value as well.

ROBINSON: Well, that's interesting. So is spot Bitcoins ETFs better as a long or short term investment?

HOFFMAN: So every investor is unique and has unique needs and obligations and objectives. So we encourage you to work with a financial professional. At Grayscale, we believe in long term investing so think about this over the long term. And we're seeing investors introduce GBTC, the Grayscale Bitcoin ETF to portfolios as a small part of the portfolio for long term purposes.

ROBINSON: And how is it doing? How is it performing?

HOFFMAN:GBTC is tracking the price of Bitcoin since it uplisted in January of this year, it's been very, very popular. Its over $25 billion invested in this fund, trades an average of over $700 million a day. So there's been a lot of interest and the price has recently been appreciating. So it's been going up as the price of Bitcoin goes up so again, GBTC is just going to follow the price movement of Bitcoin because that's what it invests in, making it easier for investors to add Bitcoin to portfolios.

ROBINSON: And where can viewers go for more information?

HOFFMAN: Please visit our www dot gray scale.com. That's g. r. a. y. scale.com. You can subscribe to our research, you can learn more about cryptocurrency um and you can learn more about GBTC, the world's largest Bitcoin ETF at www dot grayscale g. r. a. y. scale.com

ROBINSON: John Hoffman, thanks so much for joining us, and we’ll be right back.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.